SAI.TECH Global Corporation

#01-05 Pearl’s Hill Terrace

Singapore, 168976

August 11, 2022

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	SAI.TECH Global Corporation

Registration Statement on Form F-1

File No. 333-265333

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 2:00 p.m. on August 12, or as soon thereafter as practicable.

Very truly yours, SAI.TECH Global Corporation

By:	/s/ Risheng Li
Name: Risheng Li Title: Chief Executive Officer

Acceleration Request: 333-265333